July 10, 2025

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, MI 48168

       Re: Cooper-Standard Holdings Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-36127
Dear Jonathan Banas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing